UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

Hamilton, Bermuda, November 13, 2023 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program September 12, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE through March 31, 2024 pursuant to an agreement with Arctic Securities AS and its subsidiary, Arctic Securities LLC (“Arctic”).

For the period from and including November 6 through November 10, 2023, Seadrill purchased a total of 437,242 shares at an average price of $40.16 per share. The transactions effected through the agreement with Arctic comprise all the transactions effected by or on behalf of Seadrill Limited during the period.

Transaction overview

Date	Trading Venue	Aggregated daily volume (number of shares)	Weighted average share price (USD)	Total daily transaction value (USD)
6 Nov. 2023	OSE	5,804	41.71	242,108
6 Nov. 2023	NYSE	72,000	41.29	2,972,635
7 Nov. 2023	OSE	8,585	39.59	339,877
7 Nov. 2023	NYSE	81,014	39.53	3,202,605
8 Nov. 2023	OSE	8,595	39.14	336,379
8 Nov. 2023	NYSE	66,976	39.16	2,623,035
9 Nov. 2023	OSE	5,300	39.79	210,913
9 Nov. 2023	NYSE	94,000	40.30	3,788,529
10 Nov. 2023	OSE	12,085	39.95	482,783
10 Nov. 2023	NYSE	82,883	40.56	3,361,403
Period total	OSE	40,369	39.93	1,612,060
	NYSE	396,873	40.18	15,948,207
	Total	437,242	40.16	17,560,267
Previously disclosed totals (accumulated)	OSE	483,378	43.39	20,974,503
	NYSE	3,278,040	43.24	141,748,456
	Total	3,761,418	43.26	162,722,959
Program total	OSE	523,747	43.12	22,586,563
	NYSE	3,674,913	42.91	157,696,663
	Total	4,198,660	42.94	180,283,226

The issuer’s holding of own shares: 4,198,660

Following the completion of the above transactions, Seadrill Limited owned a total of 4,198,660 of its own shares, corresponding to 5.26% of Seadrill Limited’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Arctic Securities that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact information

Benjamin Wiseman

Corporate Finance Manager & Investor Relations

T: +44 786 713 9312

E: benjamin.wiseman@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: November 13, 2023	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023.